HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203
William T. Hart, P.C.	________	Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414
________	(303) 839-0061

Will Hart

April 19, 2010

Virginia Sourlis
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EFT Biotech Holdings, Inc. Registration Statement on Form 10 File No. 000-53730

This office represents EFT Biotech Holdings, Inc. (the “Company”).  Amendment No. 9 to the Company’s registration statement on Form 10 has been filed with the Commission.  This letter provides the Company’s responses to the comments received from the staff by letter dated February 3, 2010.  The paragraph numbers in this letter correspond with the numbered paragraphs in the staff’s comment letter.

Page No.

1.	Comment noted.

2.	Any obligation to file a Schedule 13D belongs to Greenstone Holdings. The Company will advise Greenstone Holdings of its obligations pursuant to Section 13 of the Securities Exchange Act of 1934.

3.	The number of shares issued in connection with the Company’s acquisition of Excalibur has been clarified.	6, 30, F-16, F-34

The Subscription Agreement has been filed as Exhibit 10.15 to the Registration Statement.  Although Note 15 has been removed from the Company’s September 30, 2009 financial statements, the following should be noted in connection with Exhibit 10.15.  Although the Subscription Agreement:

• was dated June 30, 2008, the closing took place on October 25, 2008.

• indicated that the Company would acquire the shares in Excalibur, the Company’s wholly owned subsidiary, EFT Investment Co., Ltd. actually acquired the shares in Excalibur.

Page No.

• provided that the Company would acquire 58,800,000 shares in Excalibur (Section 1.1), the Company actually acquired 58,567,750 shares in Excalibur.

•
provided that Excalibur had 56,666,250 outstanding shares (Section 3.9), on October 25, 2008, the date of the acquisition, Excalibur had increased its outstanding shares.  As a result, the Company acquired a 48.81% interest in Excalibur, as opposed to a majority interest.

In summary, (i) the information in Amendment No. 9 concerning the acquisition of Excalibur is correct (ii) the Subscription Agreement filed as Exhibit 10.15 was the actual Subscription Agreement signed by the parties, even though certain sections of the Subscription Agreement do not correspond with what subsequently occured, and (iii) the Subscription Agreement was never amended.

4.
As discussed with the staff, the audited financial statements of Excalibur for the years ended December 31, 2009 and 2008 will be filed with an 8-K report.  The 8-K report will also contain Pro Forma financial statements which will be revised in response to this comment.

5.	See response to comment no. 4.

6.	The agreements referenced in this comment have been filed as exhibits to Amendment No. 9.	Exhibits
10.15, 10.16,
10.17 and 10.18

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

By:	/s/ William Hart
William T. Hart

EFT letter Sourlis SEC re Form 10 comment resp. 4-16-10